UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

Submitted Pursuant to Rule 14a-6(g)

NAME OF REGISTRANT: Microsoft Corporation

NAME OF PERSONS RELYING ON EXEMPTION: The Anti-Defamation League (ADL) and JLens

ADDRESS OF PERSON RELYING ON EXEMPTION: 605 3rd Ave, New York, NY 10158

WRITTEN MATERIALS: The following written material is attached – Proxy Memorandum, dated November 6, 2025

* * *

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. This is not a solicitation of authority to vote any proxy. ADL and JLens are not asking for your proxy card and will not accept proxy cards if sent. The cost of this filing is being borne entirely by ADL and JLens.

PLEASE NOTE: The Anti-Defamation League & JLens are not asking for your proxy card and cannot accept your proxy card. Please DO NOT send us your proxy card.

(Written material follows on next page)

PROXY MEMORANDUM

To:	Shareholders of Microsoft Corporation (the “Company” or “Microsoft”)
From:	The Anti-Defamation League (“ADL”) & JLens (together, “we”)
Date:	November 6, 2025
Re:	The case to vote AGAINST Proposal 9 (“Report on Human Rights Due Diligence”) on Microsoft’s 2025 Proxy Statement

______________________________________________________________________

We Urge You to Vote AGAINST Proposal 9 in Microsoft’s 2025 Proxy Statement

Proposal 9 calls on Microsoft to publish a new human rights due diligence report. While framed as a call for human rights due diligence, the proposal is clearly a single-country, single-conflict campaign aligned with the Boycott, Divestment, and Sanctions (“BDS”) movement, which is designed to pressure companies to disengage from doing business with and in Israel. The proposal’s supporting statement advances inflammatory and demonstrably false allegations of “genocide,” echoing rhetoric that the Anti-Defamation League has documented as inaccurate, misleading, and intended to demonize Israel rather than promote genuine human-rights accountability. Because the proposal’s framing appears to mirror BDS tactics, its practical effect is to stigmatize lawful business with Israel and to normalize ideologically driven discrimination. We oppose politically motivated campaigns that attempt to condition commercial participation on adopting a political stance intended to isolate Israel economically and undermine its security and sovereignty.

We Strongly Believe the Proposal is Designed to Serve the Goals of the BDS Movement, Not to Improve the Company’s Human Rights Reporting

The BDS movement calls for boycotts, divestment, and sanctions to pressure companies, institutions, and governments to disengage from Israel. Despite its outward claim of promoting universal human rights, BDS exhibits a nearly singular focus on Israel while largely overlooking or downplaying other conflict zones [1]. They use corporate channels such as shareholder proposals, watchlists, and public pressure to stigmatize lawful commercial relationships. The effectively single-country and single-conflict framing of Proposal 9 mirrors these tactics. In practical effect, it appears to condition participation in the market on adopting a political stance against Israel.

Proposal 9 Could Harm Microsoft and Shareholder Value

Microsoft's R&D center in Israel is one of the Company’s three global strategic development hubs. Over 40 product groups are located in the Israeli development center, responsible for leading a significant part of Microsoft's core products worldwide and entrusted with cutting-edge technologies [2]. The Company has nearly 3,000 employees in Israel [3] and has long been a key target of BDS campaigns [4]. Approving Proposal 9 would heighten risk for the Company. By singling out the use of the Company’s products by Israel for special scrutiny, we believe the proposal would politicize Microsoft’s governance framework, embolden activist pressure campaigns, and expose the Company to significant financial, reputational, and legal risks.

●	Financial Risk: Proposal 9 could harm profitability by decreasing revenues and increasing expenses. Microsoft’s Intelligent Cloud segment, including Azure and related services, generated more than $100 billion in FY 2025, representing Microsoft’s second-largest business [5]. The success of this business depends on government and enterprise clients’ trust that access will remain neutral and apolitical; and we believe this proposal is attempting to force scrutiny upon the Company’s business dealings with sovereign and defense customers, which could undermine that trust, delay contracts, and erode renewals. Even a one-percent decline in renewals could translate into over $1 billion in lost revenue.
●	Legal Risk: A BDS-aligned reporting requirement could conflict with state and federal anti-boycott laws [6], exposing Microsoft to procurement restrictions and potential litigation. It would also heighten scrutiny from regulators and contracting authorities concerned about ideologically driven discrimination, compounding the Company’s financial and reputational exposure.
●	Reputational Risk: It is clear the proposal relies on inflammatory allegations that Microsoft is “complicit in genocide” to exploit these claims and pressure the company into legitimizing a baseless narrative under the pretext of addressing reputational risk. As the Anti-Defamation League has documented, the accusation that Israel is committing genocide is “not only inaccurate and misleading, but it unfairly serves to demonize the State of Israel and to diminish recognized acts of genocide.” [7] [8] We believe that approving the proposal would lend credibility to that false narrative and invite sustained scrutiny from media, regulators, and advocacy groups—damaging investor confidence and long-term brand value. The measure is not a genuine risk-management proposal but a reputational pressure tactic designed to politicize Microsoft’s governance process and isolate the company from Israel.

The Proposal’s Reliance on Biased Sources Undermines its Validity

Many of the sources serving as the foundation to the proposal come from allied organizations that advocate boycotts or divestment against Israel. Anchoring its premise in these sources undercuts credibility and substitutes partisan claims for balanced, independently verified evidence.

●	Human Rights Watch has been accused of anti-Israel bias and has labeled Israel an “apartheid” state in a 2021 report [9][10]; its founder, Robert L. Bernstein, publicly denounced the organization for disproportionately condemning Israel [11].
●	United Nations Human Rights Council (“UNHRC”) is widely criticized as biased against Israel, including by former UN Secretary-General Ban Ki-moon [12], and has issued more condemnations of Israel than any other country while maintaining a blacklist of companies in Israeli-controlled territories [13][14]. In July 2025, the U.S. government sanctioned UNHRC Special Rapporteur Francesca Albanese for antisemitism and for engaging in political and economic warfare, including letters urging legal action against major companies [15].
●	BDS Movement (BDS.net) is an advocacy organization whose sole purpose is to further the Boycott, Divestment, and Sanctions movement and which advocates for the dismantling of Israel through a campaign of international isolation and demonization.

By citing sources with clear anti-Israel agendas and longstanding credibility concerns, in our view, the proposal cannot offer a neutral, independently verified assessment of human rights risk. It repackages politicized narratives that mirror the BDS movement, an agenda the ADL and others call antisemitic [16] for denying Jewish self-determination and should be rejected.

A Politically Charged Proposal That Ignores Israel’s Critical Security Context

The October 7, 2023 attacks, in which Hamas terrorists murdered over 1,200 civilians, raped women, killed children, and took more than 250 hostages, were the worst attacks against the Jewish people since the Holocaust [17][18]. These attacks underscore the necessity of robust defense capabilities. Yet Proposal 9 appears to disregard this reality and omits Israel’s right to protect its citizens, recasting defensive actions as controversial and labeling Israel’s self-defense as alleged “war crimes,” “crimes against humanity,” and even “genocide.”

Israel faces persistent hostility from groups openly committed to its destruction. Operations in Gaza following October 7 were aimed at safeguarding civilians. However, Proposal 9 seemingly treats such support as problematic and:

●	Overlooks Israel’s safeguards. Israel uses evacuation notices, humanitarian corridors, and real-time targeting reviews to minimize harm to civilians, yet the proposal’s sources ignore these efforts.
●	Undermines sovereignty. By attempting to portray business partnerships with Israel as illegitimate, the proposal denies Israel’s right to self-defense and sets a risky precedent that could extend to other U.S. allies facing security threats and the Company’s ability to engage in lawful business activities with them.
●	Stigmatizes legitimate partnerships. The proposal labels lawful economic activity as ethically suspect simply because it involves Israel.
●	Overlooks AI-enabled harm reduction. Properly governed AI and related tools can increase precision and help reduce civilian casualties [19][20].

This selective framing follows a familiar BDS pattern: eroding support for Israel through reputational pressure under the banner of human rights. Treating Israel’s defense measures as inherently suspicious marginalizes the real-world necessity of responding to terror attacks and ongoing existential threats and threatens the Company’s ability to do business with Israel.

Conclusion: Vote AGAINST Proposal 9 to Reject a Politically Motivated Campaign and Protect Shareholder Interests

We believe Proposal 9 would create material financial, legal, and reputational risks, erode confidence in Microsoft’s neutrality and threaten long-term shareholder value. By cloaking a political campaign as a human rights measure and citing advocacy-driven, non-independent sources as the foundation for its call for change, the measure misuses the proxy process and politicizes Microsoft’s governance framework.

Shareholders should vote AGAINST Proposal 9 to protect the Company’s global business integrity and reject attempts to inject politics into corporate oversight.

Thank you for your careful consideration.

For more information, please contact Dani Nurick, JLens Director of Advocacy, at

dani@jlensnetwork.org.

Endnotes:

1.	NGO Monitor, “Key Issue: Boycott, Divestment, Sanctions (BDS)”, https://ngo-monitor.org/key-issues/bds/about/ (describing BSDs’ disproportionate focus on Israel and limited engagement with other disputes).
2.	Duns 100, “Microsoft Israel R&D Center – Company’s Profile”, https://www.duns100.co.il/en/Microsoft_Israel_R&D_Center.
3.	Microsoft Corporate Blogs, “Microsoft Employee Announcement Regarding the Attack on Israel”, October 10, 2023, https://blogs.microsoft.com/blog/2023/10/10/microsoft-employee-announcement-regarding-the-attack-on-israel.
4.	BDS Movement, “No Tech for Oppression, Apartheid or Genocide”, https://www.bdsmovement.net/no-tech-oppression-apartheid-or-genocide.
5.	Microsoft Investor Relations, “Earnings Release FY25 Q4 – Segment Revenue and Operating Income”, https://www.microsoft.com/en-us/investor/earnings/fy-2025-q4/segment-revenues.
6.	U.S. Department of Commerce, Bureau of Industry and Security, “Office of Antiboycott Compliance (OAC)”, https://www.bis.doc.gov/index.php/enforcement/oac.
7.	Anti-Defamation League, "Allegation: Israel Commits Genocide," updated Feb. 13, 2025, https://www.adl.org/resources/backgrounder/allegation-israel-commits-genocide.
8.	American Jewish Committee, "5 Reasons Why the Events in Gaza Are Not 'Genocide'," AJC, September 16, 2025, https://www.ajc.org/news/5-reasons-why-the-events-in-gaza-are-not-genocide.
9.	Litman, David M., “Human Rights Watch’s Obsession With Israel”, Wall Street Journal, May 21, 2023, https://www.wsj.com/articles/human-rights-watch-anti-israel-roth-soros-3daa677d.
10.	Farge, Emma, “Israel is on 'rampage' against human rights, new HRW chief says”, Reuters, March 30, 2023, https://www.reuters.com/world/middle-east/israel-is-on-rampage-against-human-rights-new-hrw-chief-says-2023-03-30/.
11.	Human Rights Watch, “Gaza: Apparent War Crimes During May Fighting”, July 27, 2021, https://www.hrw.org/news/2021/07/27/gaza-apparent-war-crimes-during-may-fighting.
12.	Bulman, May, “Ban Ki-moon says UN has 'disproportionate' focus on Israel”, The Independent, December 17, 2016, https://www.independent.co.uk/news/world/middle-east/ban-kimoon-united-nations-disproportionate-israel-focus-resolutions-palestinians-human-rights-danny-danon-a7481961.html.
13.	United Nations Human Rights Council, Database of Business Enterprises Pursuant to Human Rights Council Resolutions 31/36 and 53/25, United Nations Office of the High Commissioner for Human Rights (OHCHR), 2020, https://www.ohchr.org/en/business/bhr-database.
14.	UN Watch, "Report: In 9 Years' Existence, UNHRC Condemned Israel More Times Than Rest of World Combined," June 25, 2015, https://unwatch.org/report-in-9-years-existence-unhrc-condemned-israel-more-times-than-rest-of-world-combined/.
15.	NE Global News Service, “Washington expands sanctions campaign against UN organs denouncing Israel”, NE Global, July 14, 2025, https://www.neglobal.eu/washington-expands-sanctions-campaign-against-un-organs-denouncing-israel/.
16.	Anti-Defamation League, “The Boycott, Divestment and Sanctions Campaign (BDS)”, May, 24, 2022, https://www.adl.org/resources/backgrounder/boycott-divestment-and-sanctions-campaign-bds.
17.	Oct 7 Map, "Oct 7, 2023 Hamas Attacks on Israel", Oct7Map.com, https://oct7map.com/.
18.	Gettleman, Jeffrey, Anat Schwartz, and Adam Sella, “‘Screams Without Words’: How Hamas Weaponized Sexual Violence on Oct. 7”, The New York Times, December 28, 2023, https://www.nytimes.com/2023/12/28/world/middleeast/oct-7-attacks-hamas-israel-sexual-violence.html.
19.	Greipl, Anna Rosalie, “Artificial Intelligence for Better Protection of Civilians During Urban Warfare”, Lieber Institute, West Point, March 26, 2024, https://lieber.westpoint.edu/artificial-intelligence-better-protection-civilians-urban-warfare/.
20.	Waterman, Shaun, “Can AI Help Targeteers Curb Civilian Casualties?” Air & Space Forces Magazine, June 2025, https://www.airandspaceforces.com/can-ai-help-targeteers-curb-civilian-casualties/.

About the Anti-Defamation League

ADL is the leading anti-hate organization in the world. Founded in 1913, its timeless mission is “to stop the defamation of the Jewish people and to secure justice and fair treatment to all.” Today, ADL continues to fight all forms of antisemitism and bias, using innovation and partnerships to drive impact. A global leader in combating antisemitism, countering extremism and battling bigotry wherever and whenever it happens, ADL works to protect democracy and ensure a just and inclusive society for all.

About Jlens

Founded in 2012, JLens is a 501(c)(3) nonprofit and Registered Investment Advisor that empowers investors to align their capital with Jewish values and advocates for Jewish communal priorities in the corporate arena. JLens’ Jewish Investor Network is composed of over 30 Jewish institutions, representing $11 billion in communal capital. In 2022, JLens established an affiliation with ADL (Anti-Defamation League), the leading anti-hate organization in the world. More at www.jlensnetwork.org.

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